SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of November 2003

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on November 3, 2003, announcing 2003 Third Quarter Results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: /s/ Avi Goldstein

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  November 4, 2003

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued November 3, 2003

FOR IMMEDIATE RELEASE

ECTEL REPORTS RESULTS OF THE THIRD QUARTER
AND FIRST NINE MONTHS OF 2003

Petah Tikva, Israel - November 3, 2003 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of monitoring solutions and revenue assurance applications, today reported unaudited financial results for the third quarter and nine months ended September 30, 2003.

Revenues for the third quarter ended September 30, 2003 were $10.0 million, compared to $24.3 million in the third quarter of 2002. Net loss for the third quarter of 2003 was $11.5 million, or $0.64 per diluted share, compared to net income of $4.5 million, or $0.24 per fully diluted share, for the corresponding quarter of 2002.

Revenues for the nine months ended September 30, 2003 were $35.3 million, compared to $71.6 million in the first nine months of 2002. Net loss for the first nine months of 2003 was $29.1 million, or $1.62 per diluted share, compared to net income of $12.9 million, or $0.69 per fully diluted share, for the parallel period of 2002.

Commenting on the results, Aharon Shech, President and CEO of ECtel said, "Our results continue to reflect markets characterized by long sales cycles, deferral of capital investments by customers, and extended negotiations regarding credit terms."

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ECtel management cordially invites you to participate in an interactive teleconference to discuss the results on Monday, November 3, 2003 at 10:00 am ET; 9:00 am CT; 7:00 am PT; and 5:00 pm Israel time. To participate, please call the conference center approximately 10 minutes prior to conference time, and request the ECtel Q/3 2003 Earnings Results Conference call, reservation number 703289, at one of the following numbers:

In the United States:
888-423-3272

In Israel:	1-800-286-285 or 03-925-5910
In the United Kingdom:	0-800-169-8104
In Germany:	0-800-181-4332
All other international callers:	++1-612-291-0278

A digital replay will be available from 1:30 pm ET on November 3, 2003 until midnight ET November 10, 2003.  To access the replay, please dial:

In the United States:	800-475-6701
Access Code:  703289

In Israel:	03-925-5926
Access Code:  None

All other international callers:	++1-320-365-3844
Access Code:  703289

- - end - -

Notes:

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel`s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud Prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information,   visit the ECtel web site at http://www.ectel.com.

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Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators and governmental agencies, the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, dependence on sales to governmental agencies, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

###

Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Chris Denis
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +1-301-354-1113	Tel: 954-351-4492
Fax: +1-301-428-0505	Fax: 954-351-4430
Email: avig@ectel.com	Email: chrisd@ectel.com

ECtel Ltd.
Consolidated Statements of Income
$ in thousands except share and per share data

		Nine months ended September 30,		Three months ended September 30,
		2002	2003	2002		2003
		(Unaudited)		(Unaudited)
Revenues		71,636	35,338		24,312	10,034
Cost of revenues	(*)	28,806	21,915	(*)	9,615	7,806

Gross profit	(*)	42,830	13,423	(*)	14,697	2,228

Research and development costs - net	(*)	9,910	10,759	(*)	3,186	4,190
Selling and marketing expenses	(*)	13,780	12,928	(*)	4,764	4,563
General and administrative expenses	(*)	6,237	12,790	(*)	2,150	4,874
Goodwill impairment		-	6,019		-	-

Operating income (loss)		12,903	(29,073)		4,597	(11,399)

Financial expenses (income), net		(373)	(114)		(210)	55
Other income, net		(9)	(12)		(1)	(4)

Income (loss) before tax		13,285	(28,947)		4,808	(11,450)

Taxes on income		347	138		331	36

Net income (loss)		12,938	(29,085)		4,477	(11,486)

Basic earnings (loss) per share		0.73	(1.62)		0.25	(0.64)

Number of shares outstanding used to compute basic earnings (loss) per share		17,772,300	17,955,856		17,828,885	17,978,315

Diluted earnings (loss) per share		0.69	(1.62)		0.24	(0.64)

Weighted average number of shares
outstanding used to compute diluted
earnings (loss) per share		18,620,142	17,955,856		18,428,917	17,978,315

(*) Stock-based compensation for 2002 periods has been reclassified. Instead of being summarized in one line item, it was divided between cost of revenues and operating expenses as follows:

	Nine months ended September 30,	Three months ended September 30,
	2002
	(Unaudited)

Cost of revenues	11	2
Research and development costs, net	42	10
Selling and marketing expenses	30	7
General and administrative expenses	293	68

	376	87

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31,	September 30,
		2002	2003
		(Audited)	(Unaudited)

Assets

Current assets:

Cash and cash equivalents (including marketable bonds)		52,786	34,423
Receivables:
Trade		47,959	33,843
Other		4,511	2,936
Related parties	(*)	1,234	2,006
Recoverable costs and estimated
earnings, not yet billed		10,899	11,117
Inventories		5,776	6,716

Total current assets		123,165	91,041

Long-term marketable bonds and deposit		-	6,303

Long-term receivables, net of current maturities		5,601	4,872

Property, plant and equipment
Cost		10,934	11,842
Less - accumulated depreciation		5,558	6,480

		5,376	5,362

Goodwill		16,348	10,329

Other assets		1,378	1,991

Total assets		151,868	119,898

(*)  Reclassified

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ECtel Ltd.
Consolidated Balance Sheets
$ in thousands

		December 31,	September 30,
		2002	2003
		(Audited)	(Unaudited)

Liabilities and shareholders' equity

Current liabilities:

Trade payables		7,097	9,957
Related parties	(*)	1,518	2,656
Other payables and accrued liabilities		25,950	18,769

Total current liabilities		34,565	31,382

Long-term liability:
Liability for employee severance benefits, net		774	936

Total liabilities		35,339	32,318

Shareholders' equity:
Share capital		211	213
Capital surplus		72,291	72,425
Retained earnings		44,027	14,942

		116,529	87,580

Total Liabilities and shareholders' equity		151,868	119,898

(*)  Reclassified

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